Denver
Fort Lauderdale
Jacksonville
Los Angeles
Madison
Miami
New York
Orlando
Tallahassee
Tampa
Tysons Corner
Washington, DC
West Palm Beach
Las Olas Centre II, Suite 1600
350 East Las Olas Boulevard
Fort Lauderdale, Florida 33301-2229
www.akerman.com
954 463 2700 tel     954 463 2224 fax

February 18, 2009
VIA EDGAR

Peggy Kim, Special Counsel
Securities and Exchange Commission
Office of Mergers & Acquisitions
Washington, D.C. 20549-3628

Re:	Sunair Services Corporation Definitive Proxy Statement on Schedule 14A Filed January 28, 2009 File No. 1-04334
Dear Ms. Kim:
On behalf of Sunair Services Corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated February 11, 2009, regarding the above-referenced Definitive Proxy Statement (“Supplement”). We have attached a Supplement to the Proxy Statement dated February 18, 2009 which is responsive to your comments.
Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
Schedule 14A
1.	We remind you to file, on the date of first use, any written communications that may be reasonably viewed as soliciting material. Refer to Question 4 in section I.D. in the Third Supplement to the Manual of Telephone Interpretations (July 2001). For example, you have not filed using the EDGAR header tag “DEFA14A” the press release dated February 5, 2009, which was filed as an exhibit to a Form 8-K on February 6, 2009. The press release and any other written communications should be filed immediately in accordance with Rule 14a-6(b) as other soliciting materials.

Peggy Kim, Special Counsel
February 18, 2009

In addition, any future written soliciting material, including any emails, postings to your website, and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rule 14a-6(b) and must be filed under the cover of Schedule 14A.

In response to the Staff’s comments, the Company filed its press release dated February 5, 2009 with the EDGAR header tag “DEFA14A” with the SEC on February 9, 2009. The Company acknowledges that any future written soliciting materials, including any emails, postings to its website and scripts to be used in soliciting proxies over the telephone, should fully comply with the disclosure and filing requirements of Rule 14a-6(b) and must be filed under the cover of Schedule 14A.

2.	We note that the shares represented by the proxy card will be voted for substitute nominees. Please note that we consider the existence of alternative nominees to be material to a security holder’s voting decision. Please advise us as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

The Company agrees with the Staff’s remarks that it can not use the proxies for the election of unnamed nominees to be designated by it at a later date. In its Supplement to the Proxy Statement dated February 18, 2009 (“Supplement”), the Company advises its shareholders that it is removing the following paragraph from pages 4 of the Proxy Statement:

“We have no reason to believe that any of the nominees will be unable to serve as director. However, in the event that any nominee should become unable or unwilling to serve as a director, the proxy will be voted for the election of the person or persons as shall be nominated by our Board of Directors.”

3.	We note that in the insurgent group’s information statement, the insurgents state that any proxy given to Coconut Palm has ceased to be irrevocable since the shares have been offered for sale to Massey Services. Please disclose to security holders who will make the initial determination as to who has the power to vote these disputed shares. Please also disclose the impact on the insurgents’ consent solicitation to remove and replace six of the directors if you receive a favorable or unfavorable result.

Section 607.0724 of the Florida Business Corporation Act (“FBCA”) provides that an issuer acting in good faith, is authorized to determine the validity of a proxy appointment. Accordingly, pursuant to the FBCA, the Company is the entity that is responsible for determining the validity of the Coconut Palm proxy appointment. In its information statement, the insurgent group did not list all the shareholders who were consenting to the removal and replacement of six of the Company’s directors. Consequently, it is therefore not possible for the Company to determine the impact of the decision with respect to the validity of the Coconut Palm proxy as of the current date. However, the Company does

Peggy Kim, Special Counsel
February 18, 2009

have information with respect to the number of shares held by members of the insurgent group and we have included this information in the Supplement.

In its Supplement, the Company has enhanced its disclosure relating to the Coconut Palm proxy and the relevant provision of the FBCA relating to the determination of the validity of this proxy appointment.

The resulting impact of the insurgents’ consent will be to remove six members of a highly competent and experienced Board of Directors and replace them with a Board with minimal experience serving on the Board of Directors of a public company. The depth of the current Board of Directors is clear by review of their experience. Two of the current members, Dr. Arnold Heggestad and Steven P. Oppenheim, Esq., have served on the Board since March 2003 and January 2004, respectively. Both agreed to continue their service to the Company after Coconut Palm’s investment in the Company, have detailed knowledge of the Company’s business and are financial experts serving on the Company’s audit committee. Dr. Heggestad is the Holloway Professor of Finance and Entrepreneurship at the University of Florida and has been at the University since 1974. Dr. Heggestad has served as Chairman, Department of Finance, Insurance and Real Estate, Associate Dean, College of Business Administration, Director of the Center for Financial Institutions, Executive Director, University of Florida Research Foundation, Associate Vice-President of Entrepreneurial Programs in the Office of Research. Dr. Heggestad is a Director of Intrepid Capital Management, Inc. Mr. Oppenheim is the President and owner of Oppenheim & Associates provides strategic planning to international clients. Mr. Oppenheim holds a Juris Doctor Degree and maintained his own law firm from 1975 until 2000. Mr. Oppenheim also holds a Bachelor of Business Administration in Accounting from the University of Miami, and from 1973 to 1975 he was tax supervisor with the public accounting firm of Coopers & Lybrand. Mr. Oppenheim serves in various officer capacities for several multinational companies or affiliates involving U.S. business. He serves as a Director of the International Advertising Association and as a Director of the British American Chamber of Commerce. He previously served as a Director of the French-American Chamber of Commerce, Italy-America Chamber of Commerce, and European-American Chamber of Commerce.

In addition, three of our directors, Joseph DiMartino, Robert Griffin and Richard Rochon, have extensive experience serving on the Boards of public companies. Mr. DiMartino has been the Chairman of the Board and a Director of The Dreyfus Family of Mutual Funds in New York City since January 1995. Mr. DiMartino served as President, Chief Operating Officer and Director of The Dreyfus Corporation from October 1982 until December 1994. Mr. DiMartino also has served since 1997 as a Director and Chairman of the Compensation Committee of Century Business Services, Inc., and also serves as a Director of The Newark Group and the Muscular Dystrophy Association. Mr. DiMartino is a 1965 graduate of Manhattan College and attended New York University’s Graduate School of Business. Mr. Griffin, who also serves on our Audit Committee, has held numerous positions of responsibility in the financial sector, including Head of Investment

Peggy Kim, Special Counsel
February 18, 2009

Banking, Americas and Management Committee Member for Barclay’s Capital from 2000 to 2002, and prior to that as the Global Head of Financial Sponsor Coverage for Bank of America Securities from 1998 to 2000 and Group Executive Vice President of Bank of America from 1997 to 1998. Mr. Griffin also currently serves as a Director of Builders FirstSource, Inc. and Commercial Vehicle Group, Inc., and serves on their audit committees. Finally, Mr. Rochon also has served as a Director of Devcon International Corp., a publicly-held company that provides electronic security and construction services, since July 2004, and as Chairman and Chief Executive Officer of Coconut Palm Acquisition Company, a publicly held special purpose acquisition company, from September 2005 until June 2007. Previously, from 1987 to 2002, Mr. Rochon served as President of Huizenga Holdings, Inc, a management and holding company owned by H. Wayne Huizenga, whose investments included Blockbuster Entertainment Corporation, Republic Waste Industries, Inc., AutoNation, Inc., and Boca Resorts, Inc. Mr. Rochon joined Huizenga Holdings in 1985 as Treasurer and was promoted to President in 1987. Mr. Rochon served as Vice Chairman of Huizenga Holdings and as sole Director for many of Huizenga Holdings’ private and public portfolio companies, including as a Director of AutoNation, Inc., the NHL’s Florida Panthers and the NFL’s Miami Dolphins. Mr. Rochon previously served as Vice Chairman of Boca Resorts, Inc, an owner and operator of luxury resort properties in Florida, from November 1996 to December 2004, while serving as President from March 1998 until January 2002. In addition, Mr. Rochon has been a Director of Bancshares of Florida, a full-service commercial bank, from 2002 until February 2007, and a Director of Century Business Services, a diversified services company, since 1996. From 1979 until 1985 Mr. Rochon was employed as a certified public accountant by the public accounting firm of Coopers & Lybrand. L.L.P. Mr. Rochon received his B.S. in Accounting from Binghamton University (formerly State University of New York at Binghamton) in 1979 and his Certified Public Accounting designation in 1981.

The remaining director, Mr. Charles P. Steinmetz is one of the most respected people in the pest control industry. Mr. Steinmetz was the majority owner of Middleton from 1977 until it was purchased by SSPH. Mr. Steinmetz also served in various capacities with Orkin Exterminating Company (1961-1973) and Truly Nolen, Inc. (1974-1977), and led the build-up and sale of All America Termite and Pest Control, Inc. (1982-1997), which at the time of sale was the largest privately owned pest control company in the United States with 125 locations throughout Florida, Georgia, Alabama, North and South Carolina, Louisiana, Tennessee, Mississippi, Arizona and Texas. Mr. Steinmetz received his B.S. in Agriculture, major in Entomology, from the University of Florida.

The impact of the insurgents’ consent will result in the disruption of the positive working relationship between the Board of Directors and current management which has a coherent strategy to operate during this challenging economic period. The 13D’s filed by the insurgent group provide that the insurgent group seeks to cause the Company to be sold. The Board has retained Hyde Park Capital, a well respected investment banking firm, to assist the Board in exploring, in a deliberate and organized approach, strategic alternatives for the Company.

Peggy Kim, Special Counsel
February 18, 2009

In connection with responding to the Commission’s comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (954) 468-2446.

Sincerely, AKERMAN SENTERFITT
/s/ Laura Holm
Laura Holm
For the Firm

cc:     Jack I. Ruff

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
(RULE 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
EXCHANGE ACT OF 1934
Filed by the registrant ☑
Filed by a party other than the registrant ☐
Check the appropriate box:
☐ Preliminary proxy statement
☐ Confidential, for Use of the Commission only (as permitted by Rule 14a-6(e)(2))
☐ Definitive proxy statement
☑ Definitive additional materials
☐ Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12
SUNAIR SERVICES CORPORATION

(Name of Registrant as Specified in Its Charter)
Payment of filing fee (Check the appropriate box):
☑	No fee required.

☐	Fee computed on the table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:
☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
(1)	Amount previously paid:

(2)	Form, schedule or registration statement no.:

(3)	Filing party:

(4)	Date Filed:

SUNAIR SERVICES CORPORATION
595 SOUTH FEDERAL HIGHWAY, SUITE 500
BOCA RATON, FLORIDA 33432
SUPPLEMENT TO PROXY STATEMENT
DATED FEBRUARY 18, 2009
     On January 28, 2009, Sunair Services Corporation (“we,” “us” or the “Company”) filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed on February 2, 2009 to each shareholder entitled to vote at our 2009 Annual Meeting a definitive proxy statement (the “Proxy Statement”), a proxy card and our Annual Report on Form 10-K for our fiscal year ended September 30, 2008. The 2009 Annual Meeting will be held on March 18, 2009 at 11:00 a.m., Eastern time, at the Hilton Hotel, 100 Fairway Drive, Deerfield Beach, Florida 334411. At our 2009 Annual Meeting, our shareholders will be voting to elect seven (7) members to our Board of Directors who are named on pages 4-5 of our Proxy Statement, each to serve until the next Annual Meeting of Shareholders or until their successors have been duly elected and qualified. This supplement (“Supplement”) to our Proxy Statement is intended to provide you with additional information about (a) voting for substitute nominees and (b) the proxy agreements granted to Coconut Palm Capital Investors II. (“Coconut Palm”) by its limited partners.
No Voting for Substitute Nominees — page 4 of the Proxy Statement
     On page 4 of the Proxy Statement, please delete the third paragraph under the caption “Proposal No. 1 — Election of Directors,” which is as follows:
“We have no reason to believe that any of the nominees will be unable to serve as director. However, in the event that any nominee should become unable or unwilling to serve as a director, the proxy will be voted for the election of the person or persons as shall be nominated by our Board of Directors.”
     Under the Exchange Act of 1934, the existence of an alternative nominee to the Board is considered to be material to a security holder’s voting decision. Consequently, the Company will not use any proxies delivered to it by the Company’s shareholders to vote for any persons that are not named in the Proxy Statement or any supplement to the Proxy Statement.
     Coconut Palm’s Beneficial Ownership and Irrevocable Proxy granted to Coconut Palm by its Limited Partners
     In an information statement filed by Michael Brauser, Dru Schmitt and Michael Herman (the “Group” or “Dissident Group”) with the SEC on February 2, 2009, the Group states that Sunair’s Proxy Statement reference to Coconut Palm’s beneficial ownership of 9,914,700 shares of the Company’s common stock, which includes 5,000,000 shares of common stock underlying warrants, may not be correct and questions the validity of the proxy granted to Coconut Palm. The Dissident Group believes the irrevocable proxy granted to Coconut Palm is not valid and therefore this number may overstate the number of shares beneficially owned by Coconut Palm to the extent it includes shares and warrants owned by Michael Brauser, Dru Schmitt, Gregory Sturgis and Leon Brauser. The Coconut Palm partnership agreement provides that a limited partner must sign an irrevocable proxy in favor of Coconut Palm (“Coconut Palm Proxy”) upon redemption of a limited partnership interest.
     Based on the Company’s records, the number of shares owned by members of the Dissident Group which are subject to the Coconut Palm Proxy is as follows: Michael Brauser and Betsy Brauser, as tenants by the entireties — 600,000 shares; SIG Investment Group, LLC — 400,000 shares, the Joseph Q. DiMartini Revocable Trust UTA dated February 6, 1998 — 150,000 shares, Joseph Q. DiMartini 2002 Irrevocable Trust — 50,000 shares and the Dru Schmitt Revocable Trust U/A 10/27/97 — 600,000 shares. The Company believes that Gregory Sturgis and Leon Brauser are or were members of SIG Investment Group, LLC and received their shares from this entity.
     The Company believes the Coconut Palm Proxy is valid and disagrees with the Dissident Group’s position. Section 607.0724 of the Florida Business Corporation Act (“FBCA”) provides that an issuer acting in good faith, is authorized to determine the validity of a proxy appointment. Accordingly, pursuant to the FBCA, the Company is the entity responsible for determining the validity of the Coconut Palm Proxy.

Adverse Consequences if the Dissident Group Obtains the Required Consents
     In the Information Statement that the Dissident Group filed with the SEC on February 2, 2009, they seek to remove six of the seven members of the Company’s current Board of Directors and replace them with their nominees. If the Dissident Group is successful, it would result in the removal of six members of a highly competent and experienced Board of Director and replacement of them with a Board with minimal experience serving as directors of a public company. The depth of the current Board of Directors is clear by review of their experience. Two of the members, Dr. Arnold Heggestad and Steven P. Oppenheim, Esq., have served on the Company’s Board since March 2003 and January 2004, respectively. Both agreed to continue their service to the Company after Coconut Palm’s investment in the Company, have detailed knowledge of the Company’s business and are financial experts serving on the Company’s audit committee. Dr. Heggestad is the Holloway Professor of Finance and Entrepreneurship at the University of Florida and has been at the University since 1974. Dr. Heggestad has served as Chairman, Department of Finance, Insurance and Real Estate, Associate Dean, College of Business Administration, Director of the Center for Financial Institutions, Executive Director, University of Florida Research Foundation, Associate Vice-President of Entrepreneurial Programs in the Office of Research. Dr. Heggestad is a Director of Intrepid Capital Management, Inc. Mr. Oppenheim is the President and owner of Oppenheim & Associates provides strategic planning to international clients. Mr. Oppenheim holds a Juris Doctor Degree and maintained his own law firm from 1975 until 2000. Mr. Oppenheim also holds a Bachelor of Business Administration in Accounting from the University of Miami, and from 1973 to 1975 he was tax supervisor with the public accounting firm of Coopers & Lybrand. Mr. Oppenheim serves in various officer capacities for several multinational companies or affiliates involving U.S. business. He serves as a Director of the International Advertising Association and as a Director of the British American Chamber of Commerce. He previously served as a Director of the French-American Chamber of Commerce, Italy-America Chamber of Commerce, and European-American Chamber of Commerce.
     In addition, three of our directors, Joseph DiMartino, Robert Griffin and Richard Rochon, have extensive experience serving on the Boards of public companies. Mr. DiMartino has been the Chairman of the Board and a Director of The Dreyfus Family of Mutual Funds in New York City since January 1995. Mr. DiMartino served as President, Chief Operating Officer and Director of The Dreyfus Corporation from October 1982 until December 1994. Mr. DiMartino also has served since 1997 as a Director and Chairman of the Compensation Committee of Century Business Services, Inc., and also serves as a Director of The Newark Group and the Muscular Dystrophy Association. Mr. DiMartino is a 1965 graduate of Manhattan College and attended New York University’s Graduate School of Business. Mr. Griffin, who also serves on our Audit Committee, has held numerous positions of responsibility in the financial sector, including Head of Investment Banking, Americas and Management Committee Member for Barclay’s Capital from 2000 to 2002, and prior to that as the Global Head of Financial Sponsor Coverage for Bank of America Securities from 1998 to 2000 and Group Executive Vice President of Bank of America from 1997 to 1998. Mr. Griffin also currently serves as a Director of Builders FirstSource, Inc. and Commercial Vehicle Group, Inc., and serves on their audit committees. Finally, Mr. Rochon also has served as a Director of Devcon International Corp., a publicly-held company that provides electronic security and construction services, since July 2004, and as Chairman and Chief Executive Officer of Coconut Palm Acquisition Company, a publicly held special purpose acquisition company, from September 2005 until June 2007. Previously, from 1987 to 2002, Mr. Rochon served as President of Huizenga Holdings, Inc, a management and holding company owned by H. Wayne Huizenga, whose investments included Blockbuster Entertainment Corporation, Republic Waste Industries, Inc., AutoNation, Inc., and Boca Resorts, Inc. Mr. Rochon joined Huizenga Holdings in 1985 as Treasurer and was promoted to President in 1987. Mr. Rochon served as Vice Chairman of Huizenga Holdings and as sole Director for many of Huizenga Holdings’ private and public portfolio companies, including as a Director of AutoNation, Inc., the NHL’s Florida Panthers and the NFL’s Miami Dolphins. Mr. Rochon previously served as Vice Chairman of Boca Resorts, Inc, an owner and operator of luxury resort properties in Florida, from November 1996 to December 2004, while serving as President from March 1998 until January 2002. In addition, Mr. Rochon has been a Director of Bancshares of Florida, a full-service commercial bank, from 2002 until February 2007, and a Director of Century Business Services, a diversified services company, since 1996. From 1979 until 1985 Mr. Rochon was employed as a certified public accountant by the public accounting firm of Coopers & Lybrand. L.L.P. Mr. Rochon received his B.S. in Accounting from Binghamton University (formerly State University of New York at Binghamton) in 1979 and his Certified Public Accounting designation in 1981.
     The remaining director, Mr. Charles P. Steinmetz is one of the most respected people in the pest control industry. Mr. Steinmetz was the majority owner of Middleton from 1977 until it was purchased by SSPH. Mr. Steinmetz also served in various capacities with Orkin Exterminating Company (1961-1973) and Truly Nolen, Inc. (1974-1977), and led the build-up and sale of All America Termite and Pest Control, Inc. (1982-1997), which at the time of sale was the largest privately owned pest control company in the United States with 125 locations throughout Florida, Georgia, Alabama, North and South Carolina, Louisiana, Tennessee, Mississippi, Arizona and Texas. Mr. Steinmetz received his B.S. in Agriculture, major in Entomology, from the University of Florida.

     The impact of the Dissident Group’s consent will result in the disruption of the positive working relationship between the Board of Directors and current management which has a coherent strategy to operate during this challenging economic period. The 13Ds filed by the Dissident Group provide that the Dissident Group seeks to cause the Company to be sold. The Board has retained Hyde Park Capital, a well respected investment banking firm, to assist the Board in exploring, in a deliberate and organized approach, strategic alternatives for the Company.
Proxy Statement and Supplement
     This Supplement modifies and supersedes our Proxy Statement with respect to the subjects discussed. In all other respects, the Proxy Statement continues to be accurate and complete and is incorporated herein by reference. Your decision about how to vote at our upcoming Annual Meeting should be guided by both the Proxy Statement and the Supplement.
Board’s Recommendation
     The Board of Directors urges you to read the Proxy Statement and this Supplement and to vote FOR the election of all of the nominated directors named in pages 4-5 of the Proxy Statement.
Additional Information
     THE COMPANY’S SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT, SUPPLEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE COMPANY. The Company’s shareholder may also obtain a free copy of this Supplement, the Proxy Statement, and other documents filed by the Company with the SEC, at the SEC’s web site at http://www.sec.gov. The Supplement and the Proxy Statement is also available at http://www.amstock.com/ProxyServices/ViewMaterials.asp. Free copies of the Company’s filings may also be obtained by directing a request to Sunair Services Corporation, 595 South Federal Highway, Suite 500, Boca Raton, FL 33432, Attention: Corporate Secretary.
Voting Instructions
     In the Proxy Statement that was mailed to you on February 2, 2009, we enclosed a proxy card. Please complete and properly sign the proxy card and return it to us If you have any questions or need any assistance voting your shares, please do not hesitate to contact our Corporate Secretary at Sunair Services Corporation, 595 South Federal Highway, Suite 500, Boca Raton, FL 33432.